BLACKBERRY LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND FISCAL YEAR ENDED FEBRUARY 28, 2018
March 28, 2018
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of BlackBerry Limited (the “Company” or “BlackBerry”), for the fiscal year ended February 28, 2018. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the fiscal year ended February 28, 2018 and up to and including March 28, 2018.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended February 28, 2018 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended February 28, 2018 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

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the Company’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives and its intentions to grow revenue and increase and enhance its product and service offerings;

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the Company’s expectations regarding its free cash flow, non-GAAP gross margin, intellectual property licensing revenue, restructuring costs, non-GAAP earnings per share and total software and services billings growth for fiscal 2019;

•	the Company’s expectations regarding the impact of the adoption of Accounting Standards Codification 606;

•	the Company’s expectations of recovering the amount of its Settlement Funding Arrangement with JP Morgan Chase from escrow relating to the acquisition of Good Technologies (“Good”);

•	the Company’s estimates of purchase obligations and other contractual commitments; and,

•	the Company’s expectations with respect to the sufficiency of its financial resources.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled “Business Overview - Strategy, Products and Services”, “Accounting Policies and Critical Accounting Estimates - Recently Issued Accounting Pronouncements - Accounting Standards Codification 606”, “Fiscal 2018 Summary Results of Operations - Financial Highlights - Free Cash Flow”, “Results of Operations - Fiscal year ended February 28, 2018 compared to fiscal year ended February 28, 2017 - Consolidated Gross Margin” “Results of Operations - Fiscal year ended February 28, 2018 compared to fiscal year ended February 28, 2017 - Revenue by Product and Service, “Results of Operations - Fiscal year ended February 28, 2018 compared to fiscal year ended February 28, 2017 - Operating Expenses”, “Results of Operations - Fiscal year ended February 28, 2018 compared to fiscal year ended February 28, 2017 - Net Income (Loss)”, Financial Condition - Liquidity and Capital Resources - Current Assets” and “Financial Condition - Debenture Financing and Other Funding Sources”. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances, including but not limited to, the Company’s expectations regarding its business, strategy, opportunities and prospects, the launch of new products and services, general economic conditions, competition, and the Company’s expectations regarding its financial performance. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, most of which are discussed in greater detail in the “Risk Factors” section of the AIF, which is included in the Annual Report, and the following:

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	the Company’s ability to enhance, develop, introduce or monetize products and services for the enterprise market in a timely manner with competitive pricing, features and performance;

•	the Company’s ability to maintain or expand its customer base for its software and services offerings to grow revenue or achieve sustained profitability;

•	the intense competition faced by the Company;

•	the occurrence or perception of a breach of the Company’s network or product security measures, or an inappropriate disclosure of confidential or personal information;

•	risks related to the Company’s continuing ability to attract new personnel, retain existing key personnel and manage its staffing effectively;

•	the Company’s dependence on its relationships with resellers and distributors;

•	the risk that network disruptions or other business interruptions could have a material adverse effect on the Company’s business and harm its reputation;

•	risks related to acquisitions, divestitures, investments and other business initiatives, which may negatively affect the Company’s results of operations;

•	risks related to the Company’s products and services being dependent upon interoperability with rapidly changing systems provided by third parties;

•	the Company’s ability to generate revenue and profitability through the licensing of security software and services or the BlackBerry brand to device manufacturers;

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the risk that failure to protect the Company’s intellectual property could harm its ability to compete effectively and the Company may not earn the revenues it expects from intellectual property rights;

•	the risk that the Company could be found to have infringed on the intellectual property rights of others;

•	the risk that litigation against the Company may result in adverse outcomes;

•	risks related to the use and management of user data and personal information, which could give rise to liabilities as a result of legal, customer and other third-party requirements;

•	the Company’s ability to obtain rights to use third-party software;

•	the substantial asset risk faced by the Company, including the potential for charges related to its long-lived assets and goodwill;

•	risks related to the Company’s indebtedness, which could adversely affect its operating flexibility and financial condition;

•	risks related to government regulations applicable to the Company’s products and services, including products containing encryption capabilities, which could negatively impact the Company’s business;

•	risks related to foreign operations, including fluctuations in foreign currencies;

•	risks associated with any errors in the Company’s products and services, which can be difficult to remedy and could have a material adverse effect on the Company’s business;

•	risks related to the failure of the Company’s suppliers, subcontractors, third-party distributors and representatives to use acceptable ethical business practices or comply with applicable laws;

•	the Company’s reliance on third parties to manufacture and repair its hardware products;

•	risks related to fostering an ecosystem of third-party application developers;

•	risks related to regulations regarding health and safety, hazardous materials usage and conflict minerals, and to product certification risks;

•	risks related to tax provision changes, the adoption of new tax legislation, or exposure to additional tax liabilities;

•	risks related to the fluctuation of the Company’s quarterly revenue and operating results;

•	the volatility of the market price of the Company’s common shares; and

•	risks related to adverse economic and geopolitical conditions;

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

All of these factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in the Company’s business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the industries in which the Company operates. See “Business Overview - Strategy, Products and Services” in this MD&A.
The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
Business Overview
The Company is an enterprise software and services company focused on securing and managing endpoints in the Internet of Things (IoT). Based in Waterloo, Ontario, the Company was founded in 1984 and operates in North America, Europe, Asia, Middle East, Latin America and Africa. The Company’s common shares trade under the ticker symbol “BB” on the Toronto Stock Exchange and the New York Stock Exchange. The Company transferred the listing of its common shares from the NASDAQ Global Select Market to the New York Stock Exchange during the third quarter of fiscal 2018.
As a result of an internal reporting reorganization and a change in the way in which the Chief Operating Decision Maker (“CODM”), which for the Company is the Chief Executive Officer (“CEO”), reviews financial information, makes decisions and assesses the performance of the Company in the first quarter of fiscal 2018, the Company is now organized and managed as one operating segment. See Note 15 to the Consolidated Financial Statements for further information.
The Company’s core software and services offering is BlackBerry Secure, an end-to-end Enterprise of Things platform comprised of enterprise communication and collaboration software and safety-certified embedded solutions. Elements of the BlackBerry Secure platform include:

•	the BlackBerry Enterprise Mobility Suite, which includes BlackBerry Unified Endpoint Manager (“UEM”), BlackBerry Dynamics and BlackBerry Workspaces, among other products and applications;

•	BlackBerry QNX, Certicom and BlackBerry Jarvis, which are units of the Company’s BlackBerry Technology Solutions (“BTS”) business;

•	BlackBerry AtHoc, which provides secure, networked crisis communications solutions;

•	Secusmart, which provides secure voice and text messaging solutions with advanced encryption and anti-eavesdropping capabilities; and

•	the BlackBerry Messenger (“BBM”) Enterprise service and the BBM Enterprise SDK for the Communications Platform as a Service market; and
The Company’s software and services business also includes:

•	Paratek and BlackBerry Radar, which are other units within BTS;

•	Intellectual Property and Licensing (the Company’s technology licensing business);

•	licensing related to the BBM Consumer service; and

•	Professional Cybersecurity Services, which offers cybersecurity consulting services and tools.
The Company is widely recognized for productivity and security innovations, and the Company believes that it delivers the most secure end-to-end mobile enterprise solutions in the market. With these core strengths, the Company’s broad portfolio of products and services is focused on serving enterprise customers, particularly in regulated industries.
The Company is also engaged in the development and licensing of the Company’s secure device software and the outsourcing to partners of all design, manufacturing, sales and customer support for BlackBerry-branded, and white label handsets. The Company intends to expand its security software and brand licensing program, under which the BlackBerry KEYone, BlackBerry Aurora, and BlackBerry Motion smartphones have been released to date, to include a broader set of devices and non-smartphone endpoints. In addition, the Company also continues to develop software updates for its legacy BlackBerry 10 platform, and delivers BlackBerry productivity applications to Android smartphone users via the Google Play store. The Company continues to provide non-warranty repair services for its previously released BlackBerry-designed devices.
The Company also continues to generate service access fees (“SAF”) charged to subscribers using the Company’s legacy BlackBerry 7 and prior BlackBerry operating systems, and an allocation of revenue relating to service obligations and unspecified future software upgrades associated with BlackBerry 10 devices.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Strategy, Products and Services
The Company is focused on delivering an end-to-end software and services platform for the Enterprise of Things. The Company defines the Enterprise of Things as the network of devices, computers, vehicles, sensors, equipment and other connected endpoints within the enterprise that communicate with each other to enable smart business processes. The Company leverages many elements of its extensive technology portfolio to extend best-in-class security and reliability to its solutions for the Enterprise of Things, including unified endpoint management (“UEM”), embedded systems, crisis communications, enterprise applications, and related services, with hosting available on the Company’s global, scalable, secure network, as well as on public clouds.
The Company’s core software and services offering is the BlackBerry Secure platform, which integrates a broad portfolio of technologies and solutions, including BlackBerry UEM, BlackBerry Dynamics, the QNX CAR Platform and Neutrino Operating System, AtHoc Alert, AtHoc Account, SecuSUITE, and BlackBerry Workspaces. BlackBerry UEM offers a “single pane of glass”, or unified console view, for managing and securing devices, applications, identity, content, and IoT endpoints across all leading operating systems. BlackBerry Dynamics offers a best-in-class development platform and secure container for mobile applications, including the Company’s own enterprise applications such as BlackBerry Work and BlackBerry Connect for secure collaboration.
The Company’s BlackBerry QNX unit is a global provider of real-time operating systems, middleware, development tools, and professional services for connected embedded systems, primarily in the automotive, medical and industrial automation markets. The recognized leader in software for automotive electronics, BlackBerry QNX offers a growing portfolio of certified safety-critical modules and platform solutions and is focusing on achieving design wins with automotive original equipment manufacturers, Tier 1 vendors and automotive semiconductor suppliers. Through its innovations for connected and autonomous vehicles, including cybersecurity services and tools, the Company intends to generate incremental software and services revenue and to increase its revenue and margin on a per-vehicle basis.
The Company also licenses its secure handset software and its intellectual property assets and intends to increase recurring revenue from these programs.
During the third quarter of fiscal 2018, the Company launched Radar-L, a cost-optimized version of its BlackBerry Radar asset tracking solution that expands the addressable market, and a vehicle management portal for automotive cybersecurity.
The Company intends to continue to increase and enhance its product and service offerings through both strategic acquisitions and organic investments, with a view to extending the functionality of the BlackBerry Secure platform and delivering software and embedded solutions focused on strategic industry verticals. Please also see the “Narrative Description of the Business - Strategy” section in the AIF, which is included in the Annual Report.
Recent Developments
The Company continued to execute on its strategy in fiscal 2018 through the following two notable arrangements entered into during fiscal 2018.
The Company entered into a strategic licensing agreement with Teletry, a company with expertise in building relationships between patent holders and licensees in the wireless technology industry. As part of the arrangement, Teletry has the right to sublicense a broad range of the Company’s patents to a majority of global smartphone manufacturers. The Company retains ownership of approximately 37,500 patents and applications and operates its own licensing program outside of Teletry's sublicensing rights.
The Company also entered into an agreement with Qualcomm Technologies, Inc. (“Qualcomm”), to optimize select Qualcomm hardware platforms with BlackBerry QNX software for use in virtual cockpit controllers, telematics, electronic control gateways, digital instrument clusters and infotainment systems. In addition, the Company will optimize its over-the-air software and Secure Credential Management services for use with select Qualcomm® Snapdragon™ modems.
In executing on its strategy in fiscal 2018, the Company also announced the following achievements:

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Named a leader in the Gartner, Inc. (“Gartner”) June 2017 Magic Quadrant for Enterprise Mobility Management Suites and received the highest score for all six use cases in the Gartner Critical Capabilities for High-Security Mobility Management report for the second year in a row;

•	Received the highest score in two use cases in the Gartner, Inc. Critical Capabilities for Content Collaboration Platforms report;

•	Became the only vendor recognized by Gartner in all eight categories of their Market Guide for Information-Centric Endpoint and Mobile Protection with a single platform offering;

•	Ranked as a leader in the Forrester Wave: EMM report by Forrester Research, Inc., for the third consecutive year;

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

•
Launched QNX Hypervisor 2.0, a real-time Type 1 hypervisor solution that enables automotive platform developers to partition and isolate safety-critical environments from non-safety critical environments;

•	Launched BlackBerry Jarvis, a cloud-based static binary code-scanning tool that identifies cybersecurity vulnerabilities in software used in automobiles;

•	Announced a commercial partnership agreement with Delphi Automotive PLC (now Aptiv) to provide the operating system for its autonomous driving system;

•	Selected by Baidu to power Baidu’s Apollo autonomous driving open platform, CarLife infotainment platform and DuerOS artificial intelligence system;

•	Announced that NVIDIA selected BlackBerry QNX to be the software foundation for its functionally safe self-driving development platform;

•	Announced that, in partnership with DENSO Corporation, the Company has developed the world’s first integrated Human Machine Interface platform for automobiles;

•	Expanded its asset tracking portfolio with the launch of Radar-L, a solution for flatbeds, chassis, containers, heavy machinery and other valuable transportation or non-powered assets;

•	Partnered with TCL Communication (“TCL”) and PT BB Merah Putih to introduce the BlackBerry-branded KEYone, Motion, and Aurora smartphones, offering the most secure Android smartphone experience;

•	Announced that the BlackBerry AtHoc cloud service for crisis communication received U.S. Federal Risk and Authorization Management Program (FedRAMP) authorization;

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Launched AtHoc Account, a FedRAMP-authorized solution that automates personnel accountability and crisis communication processes by providing safety and availability status updates of people before, during and after a critical event;

•	Expanded SecuSUITE for Government availability to include the Canadian and U.S. governments;

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Added numerous Gold-level partners to the BlackBerry Enterprise Partner Program, furthering the Company’s commitment to establishing and growing its global ecosystem of enterprise software partners and developers;

•	Entered into a reselling partnership with Fleet Complete for BlackBerry Radar and announced that Fleet Complete has chosen BlackBerry Radar for its BigRoad Freight program;

•	Announced a new partnership with Pana-Pacific to make BlackBerry Radar available to more than 2,800 commercial vehicle dealers in North America;

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Introduced new cybersecurity consulting services aimed at enabling enterprise General Data Protection Regulation, compliance and mitigating security risks in connected automobiles that threaten personal and public safety;

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Signed its first white label licensing deal with Yangzhou New Telecom Science and Technology Company Ltd. (NTD), under which handsets developed by NTD and branded by OEMs, carriers and local smartphone brands will use BlackBerry’s device software and be marketed as “BlackBerry Secure”;

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Expanded its distribution channels through a new initiative with Allied World Assurance Company Holdings, AG, whereby Allied World will provide its cyber policyholders with direct access to the Company’s cybersecurity expertise through the BlackBerry SHIELD online self-assessment tool that will identify areas of weakness, after which the Company will work to improve the policyholders’ security posture by providing its cybersecurity products and services;

•	Appointed Steven Capelli as Chief Operating Officer (in addition to Chief Financial Officer); and

•	Appointed Mark Wilson as Chief Marketing Officer.
Qualcomm Arbitration Award
On April 20, 2016, the Company and Qualcomm Incorporated (“Qualcomm”) entered into an agreement to arbitrate a dispute regarding whether Qualcomm’s agreement to cap certain royalties applied to payments made by the Company under a license between the parties. The binding arbitration hearing was held from February 27, 2017 to March 3, 2017 under the Judicial Arbitration and Mediation Services rules in San Diego, California. On April 11, 2017, the arbitration panel issued an interim decision, finding in favour of the Company. Subsequently, the Company reached an agreement with Qualcomm resolving all amounts payable in connection with the interim arbitration decision. Following a joint stipulation by the parties, the arbitration panel issued a final award on May 26, 2017 providing for the payment by Qualcomm to the Company of a total amount of $940 million including interest and attorneys’ fees, which was net of $22 million in certain royalties owed by the Company to Qualcomm for calendar 2016 and the first quarter of calendar 2017 previously recorded within accrued liabilities on the consolidated balance sheets.
Approximately $815 million of the arbitration award represents the return of royalty overpayments. This amount was recorded within Arbitration charges (awards) on the consolidated statements of operations in the first quarter of fiscal 2018. The Company also recorded on the consolidated statements of operations, recoveries of legal expenses of approximately $8 million included in selling, marketing and administration, and $139 million of interest income within investment income (loss), net, for a total gain associated with the award of $962 million in the first quarter of fiscal 2018.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nokia Arbitration Decision
On April 28, 2016, Nokia Corporation (“Nokia”) filed a Request for Arbitration with the International Chamber of Commerce International Court of Arbitration. The dispute related to whether certain payments due under a patent agreement between the parties were in fact owed under the terms of the agreement. An arbitration hearing was held May 8-9, 2017 in New York and on November 29, 2017, the arbitration panel issued a decision, finding in favour of Nokia. On December 12, 2017, Nokia submitted a Petition for Correction to the arbitrators requesting correction of a computational error in the amount of pre-award interest provided for in the original award. On January 31, 2018, the arbitrators issued an addendum correcting this error. As a result, the Company recorded $148 million in charges associated with the arbitration, consisting of $132 million within Arbitration charges (awards) and $16 million in interest expense within investment income (loss), net on the consolidated statements of operations.
Normal Course Issuer Bid
On June 23, 2017 the Company announced that it received acceptance from the Toronto Stock Exchange (“TSX”) with respect to a normal course issuer bid to repurchase for cancellation up to 31,000,000 BlackBerry common shares, representing approximately 6.4% of the outstanding public float as of May 31, 2017. The share repurchase program will remain in place until June 26, 2018, or such earlier time as the purchases are completed or the program is terminated by the Company.
The Company may purchase the common shares over the New York Stock Exchange, the TSX or other markets. The price the Company will pay for any shares under the share repurchase program will be the prevailing market price at the time of purchase. The share repurchase program will be effected in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934 and the TSX’s normal course issuer bid rules, which contain restrictions on the number of shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of the Company’s common shares on the applicable exchange.
During fiscal 2018, the Company repurchased approximately 2 million common shares at a cost of approximately $18 million. The Company recorded a reduction of approximately $9 million to capital stock and the amount paid in excess of the per share paid-in capital of the common shares of approximately $9 million was charged to deficit. All common shares repurchased by the Company pursuant to the normal course issuer bid have been canceled.
Non-GAAP Financial Measures
The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On March 28, 2018, the Company announced financial results for the three months and fiscal year ended February 28, 2018, which included certain non-GAAP financial measures, including adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted EBITDA, adjusted EBITDA margin, adjusted income (loss) before income taxes, adjusted net income (loss) and adjusted income (loss) per share. The Company believes the presentation of these non-GAAP measures provides management and shareholders with important information regarding the Company’s financial performance due to the financial statement impact of the Company’s transformation from a hardware focused handset manufacturer to an enterprise software and services company with recurring revenue streams.
For the three months ended February 28, 2018, these measures were adjusted for the following (collectively, the “Q4 Fiscal 2018 Non-GAAP Adjustments”) (all items pre-tax and after-tax):

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the Q4 Fiscal 2018 Debentures Fair Value Adjustment (as defined below under “Fiscal 2018 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) consisting of income of approximately $34 million;

•	selective patent abandonment of approximately $2 million;

•	Resource Allocation Program (“RAP”) charges consisting of amounts associated with employee termination benefits, facilities, and certain other costs of approximately $26 million;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $6 million;

•	stock compensation expense of approximately $13 million;

•	amortization of intangible assets acquired through business combinations of approximately $22 million;

•	an interest true-up gain relating to the interest paid under the Nokia arbitration of $1 million; and

•	true-ups relating to legacy royalty arrangements under the handheld devices business of $1 million.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the fiscal year ended February 28, 2018, these measures (collectively, the “Fiscal 2018 Non-GAAP Adjustments”) consisted of the following (all items pre-tax and after-tax):

•
a long-lived asset impairment charge associated with the Company’s handheld devices business (the “Fiscal 2018 LLA Impairment Charge”) recognized in the second quarter, when the carrying value exceeded the fair value of an asset group of $11 million;

•
the Fiscal 2018 Debentures Fair Value Adjustment (as defined below under “Fiscal 2018 Summary Results of Operations – Financial Highlights – Debentures Fair Value Adjustment”) consisting of charges of approximately $191 million;

•	selective patent abandonment of approximately $4 million;

•	RAP charges consisting of amounts associated with employee termination benefits, facilities, and certain other costs of approximately $78 million;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately$35 million;

•	stock compensation expense of approximately $49 million;

•	amortization of intangible assets acquired through business combinations of approximately $95 million;

•	business acquisition and integration costs incurred through business combinations of approximately $14 million;

•	net arbitration awards related to the Qualcomm and Nokia arbitrations of $683 million;

•	net interest income related to the Qualcomm and Nokia arbitrations of $123 million; and

•	true-ups relating to legacy royalty arrangements under the handheld devices business of $1 million.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted EBITDA, adjusted EBITDA margin, adjusted income (loss) before income taxes, adjusted net income (loss), adjusted income (loss) per share and similar measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of non-GAAP financial measures for the three months and fiscal year ended February 28, 2018 to the most directly comparable U.S. GAAP measures was included in the Company’s March 28, 2018 press release, and is reflected in the tables below:

Q4 Fiscal 2018 Non-GAAP Adjustments		For the Three Months Ended February 28, 2018 (in millions)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Income (loss) before income taxes	Net income	Basic earnings per share
As reported		$233	$177	76.0%	$(14)	$(10)	$(0.02)
Debentures fair value adjustment(1)	Debentures fair value adjustment	—	—	—%	(34)	(34)
Selective patent abandonment	Loss on sale, disposal and abandonment	—	—	—%	2	2
RAP charges (2)	Cost of sales	—	3	1.3%	3	3
RAP charges (2)	Selling, marketing and administration	—	—	—%	23	23
Software deferred revenue acquired (3)	Revenue(3)	6	6	0.5%	6	6
Stock compensation expense	Cost of sales	—	1	0.4%	1	1
Stock compensation expense	Research and development	—	—	—%	3	3
Stock compensation expense	Selling, marketing and administration	—	—	—%	9	9
Acquired intangibles amortization	Amortization	—	—	—%	22	22
Arbitration awards, net (4)	Investment income (loss), net	—	—	—%	(1)	(1)
Legacy royalty adjustments	Cost of sales	—	1	0.5%	1	1
		$239	$188	78.7%	$21	$25	$0.05
______________________________
(1) See “Fiscal 2018 Summary Results of Operations - Financial Highlights - Debentures Fair Value Adjustment”
(2) See “Fiscal 2018 Summary Results of Operations - Financial Highlights - RAP”
(3) Included within enterprise software and services revenue
(4) See “Business Overview - Nokia Arbitration Decision”

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2018 Non-GAAP Adjustments		For the Year Ended February 28, 2018 (in millions)
	Income statement location	Revenue	Gross margin (before taxes)	Gross margin % (before taxes)	Net income before income taxes	Net income	Basic earnings per share
As reported		$932	$670	71.9%	$406	$405	$0.76
LLA Impairment Charge	Impairment of long-lived assets	—	—	—%	11	11
Debentures fair value adjustment (1)	Debentures fair value adjustment	—	—	—%	191	191
Selective patent abandonment	Loss on sale, disposal and abandonment	—	—	—%	4	4
RAP charges (2)	Cost of sales	—	11	1.2%	11	11
RAP charges (2)	Research and development	—	—	—%	5	5
RAP charges (2)	Selling, marketing and administration	—	—	—%	62	62
Software deferred revenue acquired (3)	Revenue (3)	35	35	0.9%	35	35
Stock compensation expense	Cost of sales	—	4	0.5%	4	4
Stock compensation expense	Research and development	—	—	—%	12	12
Stock compensation expense	Selling, marketing and administration	—	—	—%	33	33
Acquired intangibles amortization	Amortization	—	—	—%	95	95
Business acquisition and integration costs	Selling, marketing and administration	—	—	—%	14	14
Arbitration awards, net (4)	Arbitration awards, net	—	—	—%	(683)	(683)
Arbitration awards, net (4)	Investment income (loss), net	—	—	—%	(123)	(123)
Legacy royalty adjustments	Cost of sales	—	1	0.1%	1	1
Adjusted		$967	$721	74.6%	$78	$77	$0.14
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(1) See “Fiscal 2018 Summary Results of Operations - Financial Highlights - Debentures Fair Value Adjustment”.
(2) See “Fiscal 2018 Summary Results of Operations - Financial Highlights - RAP”.
(3) Included within enterprise software and services revenue.
(4) See “Business Overview - Qualcomm Arbitration Award” and “Business Overview - Nokia Arbitration Decision”.
Similarly, on March 31, 2017, the Company announced financial results for the three months and fiscal year ended February 28, 2017, which included certain non-GAAP financial measures, including adjusted revenue, adjusted gross margin, adjusted gross margin percentage, adjusted EBITDA, adjusted EBITDA margin, adjusted income (loss) before income taxes, adjusted net income (loss), and adjusted earnings (loss) per share.
For the three months ended February 28, 2017, these measures were adjusted for the following (collectively, the “Q4 Fiscal 2017 Non-GAAP Adjustments”) (all items pre-tax and after-tax):

•	a fair value adjustment (the “Fiscal 2017 Debentures Fair Value Adjustment”) associated with the Company’s 3.75% convertible debentures (the “3.75% Debentures”) of approximately $16 million;

•	the write-down of inventory in the amount of $4 million relating to certain BlackBerry-designed smartphones;

•	selective patent abandonment of approximately $1 million;

•	RAP charges of approximately $24 million;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $11 million;

•	stock compensation expense of approximately $15 million;

•	amortization of intangible assets acquired through business combinations of approximately $28 million; and

•	business acquisition and integration costs incurred through business combinations of approximately $3 million.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the fiscal year ended February 28, 2017, these measures were adjusted for the following (collectively, the “Fiscal 2017 Non-GAAP Adjustments”) (all items pre-tax and after-tax):

•
a long-lived asset impairment charge associated with the Company’s handheld devices business (the “Fiscal 2017 LLA Impairment Charge”), recognized when the carrying value exceeds the fair value of an asset group of $501 million;

•
an impairment charge associated with the fair value of goodwill (the “Fiscal 2017 Goodwill Impairment Charge”), recognized when the carrying amount of a reporting unit exceeds its fair value of $57 million;

•	the write-down of inventory in the amount of $141 million relating to certain BlackBerry-designed smartphones;

•
a fair value adjustment associated with the Company’s previously issued $1.25 billion 6% convertible debentures (the “6% Debentures”), and 3.75% Debentures, collectively (the “Debentures”) of approximately $24 million;

•	selective patent abandonment of approximately $4 million;

•	the write-down related to assets held for sale to fair value less costs to sell of approximately $165 million;

•	RAP charges of approximately $95 million;

•	Cost Optimization Resource Efficiency (“CORE”) program recoveries of approximately $7 million;

•	software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $65 million;

•	stock compensation expense of approximately $60 million;

•	amortization of intangible assets acquired through business combinations of approximately $112 million; and

•	business acquisition and integration costs incurred through business combinations of approximately $19 million.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

A reconciliation of non-GAAP financial measures for the three months and fiscal year ended February 28, 2017 to the most directly comparable U.S. GAAP measures was included in the Company’s March 31, 2017 press release, and is reflected in the table below:

		For the Three Months Ended February 28, 2017 (in millions)				For the Year Ended February 28, 2017 (in millions)
	Income Statement Location	Revenue	Gross Margin	Income (loss) before income taxes	Net income (loss)	Revenue	Gross Margin	Income (loss) before income taxes	Net income (loss)
As reported		$286	$172	$(49)	$(47)	$1,309	$617	$(1,208)	$(1,206)
LLA Impairment Charge	Impairment of long-lived assets	—	—	—	—	—	—	501	501
Goodwill Impairment Charge	Impairment of goodwill	—	—	—	—	—	—	57	57
Inventory write-down	Cost of sales	—	4	4	4	—	141	141	141
Debentures fair value adjustment	Debentures fair value adjustment	—	—	(16)	(16)	—	—	24	24
Selective patent abandonment	Loss on sale, disposal and abandonment of long-lived assets	—	—	1	1	—	—	4	4
Write-down of assets held for sale	Loss on sale, disposal and abandonment of long-lived assets	—	—	—	—	—	—	165	165
RAP charges	Cost of sales	—	6	6	6	—	25	25	25
RAP charges	Research and development	—	—	3	3	—	—	4	4
RAP charges	Selling, marketing and administration	—	—	15	15	—	—	66	66
CORE program charges	Selling, marketing and administration	—	—	—	—	—	—	(7)	(7)
Software deferred revenue acquired	Revenue	11	11	11	11	65	65	65	65
Stock compensation expense	Cost of sales	—	1	1	1	—	1	1	1
Stock compensation expense	Research and development	—	—	5	5	—	—	17	17
Stock compensation expense	Selling, marketing and administration	—	—	9	9	—	—	42	42
Acquired intangibles amortization	Amortization	—	—	28	28	—	—	112	112
Business acquisition and integration costs	Selling, marketing and administration	—	—	3	3	—	—	19	19
Adjusted		$297	$194	$21	$23	$1,374	$849	$28	$30

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company also reported adjusted EBITDA for the three months and fiscal year ended February 28, 2018 of $36 million and $160 million, respectively. These are non-GAAP financial measures that do not have any standardized meaning as prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

	For the Three Months Ended February 28, 2018 (in millions)	For the Year Ended February 28, 2018 (in millions)
Operating income (loss)	$(17)	$283
Non-GAAP adjustments to operating income (loss)
LLA Impairment Charge	—	11
Debentures fair value adjustment	(34)	191
Selective patent abandonment	2	4
RAP charges	26	78
Software deferred revenue acquired	6	35
Stock compensation expense	13	49
Acquired intangibles amortization	22	95
Business acquisition and integration costs	—	14
Arbitration awards, net	—	(683)
Legacy royalty adjustments	1	1
Total non-GAAP adjustments to operating income (loss)	36	(205)
Non-GAAP operating income	19	78
Amortization	39	177
Acquired intangibles amortization	(22)	(95)
Adjusted EBITDA	$36	$160
Adjusted revenues (per above)	$239	$967
Adjusted EBITDA margin	15%	17%

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA and adjusted EBITDA margin for the three months and fiscal year ended February 28, 2017 are reflected in the table below.

	For the Three Months Ended February 28, 2017 (in millions)	For the Year Ended February 28, 2017 (in millions)
Operating loss	$(57)	$(1,181)
Non-GAAP adjustments to operating loss
LLA Impairment Charge	—	501
Goodwill Impairment Charge	—	57
Inventory write-down	4	141
Debentures fair value adjustment	(16)	24
Selective patent abandonment	1	4
Write-down of assets held for sale	—	165
RAP charges	24	95
CORE program recoveries	—	(7)
Software deferred revenue acquired	11	65
Stock compensation expense	15	60
Acquired intangibles amortization	28	112
Business acquisition and integration costs	3	19
Total non-GAAP adjustments to operating loss	70	1,236
Non-GAAP operating income	13	55
Amortization	57	239
Acquired intangibles amortization	(28)	(112)
Adjusted EBITDA	$42	$182
Adjusted revenues (per above)	$297	$1,374
Adjusted EBITDA margin	14%	13%
The Company also reported free cash flow as described in “Fiscal 2018 Summary Results of Operations - Free Cash Flow”, below.
Accounting Policies and Critical Accounting Estimates
Accounting Policies
See Note 1 to the Consolidated Financial Statements for a description of the Company’s significant accounting policies.
Critical Accounting Estimates
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.
The Company’s critical accounting estimates have been reviewed and discussed with the Company’s Audit & Risk Management Committee and are set out below. Except as noted, there have not been any changes to the Company’s critical accounting estimates during the past three fiscal years.
Valuation of Long-Lived Assets
The LLA impairment test prescribed by U.S. GAAP requires the Company to identify its asset groups and test impairment of each asset group separately. To conduct the LLA impairment test, the asset group is tested for recoverability using undiscounted cash flows over the remaining useful life of the primary asset. If forecasted net cash flows are less than the carrying amount of the asset group, an impairment charge is measured by comparing the fair value of the asset group to its carrying value. Determining the Company’s asset groups and related primary assets requires significant judgment by management. Different judgments could yield different results.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company’s determination of its asset groups, its primary asset and its remaining useful life, and estimated cash flows are significant factors in assessing the recoverability of the Company’s assets for the purposes of LLA impairment testing. The Company’s share price can be affected by, among other things, changes in industry or market conditions, including the effect of competition, changes in the Company’s results of operations, changes in the Company’s forecasts or market expectations relating to future results, and the Company’s strategic initiatives and the market’s assessment of any such factors. See “Risk Factors - The market price of the Company’s common shares is volatile” in the AIF. The current macroeconomic environment and competitive dynamics continue to be challenging to the Company’s business and the Company cannot be certain of the duration of these conditions and their potential impact on the Company’s future financial results and cash flows. A decline in the Company’s performance, the Company’s market capitalization and future changes to the Company’s assumptions and estimates used in the LLA impairment test, particularly the expected future cash flows, remaining useful life of the primary asset and terminal value of the asset group, may result in further impairment charges in future periods of some or all of the assets on the Company’s balance sheet. Although it does not affect the Company’s cash flow, an impairment charge to earnings has the effect of decreasing the Company’s earnings or increasing the Company’s losses, as the case may be. The Company’s share price could also be adversely affected by the Company’s recorded LLA impairment charges.
The Company used various valuation techniques to determine the fair values of its assets to measure and allocate impairment. Techniques related to real estate, capital equipment and intangible assets included the direct capitalization method, market comparable transactions, the replacement cost method, discounted cash flow analysis, as well as the relief from royalty and excess earnings valuation methods. Determining valuations using these valuation techniques requires significant judgment and assumptions by management. Different judgments could yield different results.
Valuation Allowance Against Deferred Tax Assets
The Company regularly assesses the need for a valuation allowance against its deferred tax assets. A valuation allowance is required for deferred tax assets if it is more likely than not that all or some portion of the asset will not be realized. All available evidence, both positive and negative, that may affect the realization of deferred tax assets must be identified and considered in determining the appropriate amount of the valuation allowance. Additionally, for interim periods, the estimated annual effective tax rate should include the valuation allowance for current year changes in temporary differences and losses or income arising during the year. For interim periods, the Company needs to consider the valuation allowance that it expects to recognize at the end of the fiscal year as part of the estimated annual effective tax rate. During interim quarters, the Company uses estimates including pre-tax results and ending position of temporary differences as at the end of the fiscal year to estimate the valuation allowance that it expects to recognize at the end of the fiscal year. This accounting treatment has no effect on the Company’s actual ability to utilize deferred tax assets to reduce future cash tax payments. Different judgments could yield different results. See “Results of Operations - Fiscal year ended February 28, 2018 compared to fiscal year ended February 28, 2017 - Income Taxes” and “Results of Operations - Three months ended February 28, 2018 compared to three months ended February 28, 2017 - Income Taxes”.
Revenue Recognition
Multiple Element Arrangements
The Company’s process for determining best estimated selling prices (“BESPs”) as it relates to when and if available upgrade rights to the BlackBerry 10 and Android devices exist involves management’s judgment and multiple factors are considered that may vary over time depending upon the unique facts and circumstances related to each deliverable. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis. Should future facts and circumstances change, the Company’s BESPs and the future rate of related amortization for software upgrades and non-software services related to future sales of these devices could change. Factors subject to change include the unspecified software upgrade rights offered, change in pricing of elements sold separately by the Company in the future, the estimated value of unspecified software upgrade rights, the estimated or actual costs incurred to provide non-software services, and the estimated period software upgrades and non-software services expected to be provided. Management does not expect the estimate of BESP to increase in the future given the competitive nature of the industry and the downward trends on its pricing. It is more likely to decrease in the future, which would result in a positive impact on the results of operations on a go-forward basis. Management also uses historical data to determine the useful life of the device over which to amortize the upgrade value. If the life of the device increased, the rate at which revenue is recognized would decrease. Conversely, if the life of the device decreased, the rate at which revenue is recognized would increase. Management reviews its estimates on an annual basis unless other facts and circumstances arise to warrant a shorter review cycle.
Hardware
Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. The Company is able to conclude that the price of its handheld devices is fixed or determinable on shipment in certain cases and, therefore, the four criteria as described in Note 1 to the Consolidated Financial Statements for revenue recognition were met upon shipment. As such, sales of the

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company’s Android device to wireless carriers in certain regions, sales of the Company’s latest BlackBerry 10 devices to wireless carriers in certain regions, and sales of BlackBerry 7 devices to wireless carriers in certain regions are recognized as revenue at the time of shipment. Other shipments of handheld devices are recognized as revenue when the devices sell through to end users.
The Company’s use of customer incentives requires management to use significant judgment in evaluating whether prices for handheld devices are fixed or determinable, which can impact the timing of when hardware revenue is recognized. When the price is not considered fixed or determinable, the Company recognizes revenue when the product is sold through to its end users. The Company must take into account its past history with its carrier and distribution partners to determine whether it can reliably estimate whether any future concessions will be provided on products it has previously sold into the channel. The Company also makes estimates of the level of channel inventory and the likelihood it will sell-through at the prices sold to its distribution partners. The Company also has to consider external factors such as end customer demand, market acceptance of its products, cannibalization of new product introductions, the competitive landscape, and technological obsolescence in determining whether the price is fixed or determinable at the time of shipment. These factors could result in the Company increasing its customer incentive programs which could impact the results of the Company’s operations. The Company recognizes these customer incentives at the later of when the Company has recognized the product sale or when the program is offered.
The Company also uses estimates in determining return provisions for its hardware sales. The Company has limited rights of return for quality defects based on contractual terms and conditions. The Company’s historical experience is that returns for defects are immaterial to the results of operations and represent only 0.5% to 1% of total units shipped. However, if defect rates were to increase beyond those estimated, the Company would be required to recognize additional reductions to revenue. If the defect rate were to change such that the Company could no longer reliably estimate the return rate, recognition of revenue could be delayed until a reliable estimate could be made or the return period lapses.
Adoption of Accounting Policies
In October 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-16 on the topic of income taxes. The amendments in this update improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. This guidance is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted, and the Company chose to early adopt this guidance in the first quarter of fiscal 2018. As a result of the adoption of ASU 2016-16, the Company recognized approximately $3 million in tax expense on past intra-entity transfers that had previously been deferred, through a cumulative adjustment to retained earnings.
Recently Issued Accounting Pronouncements
Accounting Standards Codification 606
In May 2014, the FASB issued a new accounting standard on the topic of revenue contracts, which replaces the existing revenue recognition standard (“ASC 606”). The new standard amends the number of requirements that an entity must consider in recognizing revenue and requires improved disclosures to help readers of financial statements better understand the nature, amount, timing and uncertainty of revenue recognized. For public entities, the new standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. The Company established a cross-functional coordinated team to conduct the implementation of the revenue recognition standard, which was responsible for identifying and implementing the appropriate changes to the Company’s business processes, systems and controls surrounding the adoption of ASC 606 in order to support the relevant recognition and disclosure changes.
The Company will adopt this guidance on March 1, 2018 utilizing the modified retrospective approach, whereby any historical impact upon adoption is recorded as a cumulative transition adjustment to retained earnings or deficit. As part of its preparation for adoption of ASC 606, the Company implemented internal controls and certain changes to its Enterprise Resource Planning systems to analyze its contracts and related financial information and prepare to comply with the dual reporting requirements during the one year transition period under the modified retrospective approach.
The key area of potential impact to the Company from implementing the guidance relates to the timing of revenue recognition for the software license component of its enterprise software offerings. There are no significant changes expected to any of the Company’s other revenue streams as a result of the adoption of ASC 606.
ASC 606 requires the capitalization of all the incremental costs to acquire a contract, and for these costs to be amortized into income proportionate to the recognition of the associated revenue. The Company currently capitalizes and defers some, but not all, of its incremental costs to acquire a contract and amortizes that cost into income ratably over the term of the contract. As a result, the adoption of ASC 606 will result in certain costs incurred in acquiring a contract previously expensed being reversed through a cumulative adjustment from retained earnings or deficit to other current assets, and recognized over time in line with the associated revenue.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company is in the process of determining the impact of ASC 606, and expects that, in the first quarter of fiscal 2019 when the standard becomes effective for the Company, there likely will be a material impact to its financial statements consisting of adjustments to the opening balance of its deficit, a change in deferred revenue, and a change in other current assets.
Accounting Standards Update 2016-01
In January 2016, the FASB issued a new accounting standard on the topic of financial instruments. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The standard primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the guidance clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities. The guidance is effective for interim and annual periods beginning after December 15, 2017. Changes as a result of this guidance are to be applied through a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The Company will adopt this guidance in the first quarter of fiscal 2019.
This guidance requires the Company to present separately in accumulated other comprehensive income (“AOCI”) the portion of the total change in fair value of a liability resulting from a change in the instrument-specific credit risk, when the Company has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The Company has elected the fair value option on its Debentures. As such, previous fluctuations in the fair value of the Debentures resulting from a change in the Company’s assessment of the instrument-specific credit risk will be reversed from deficit and be placed in AOCI as of March 1, 2018. The Company is still in the process of determining this impact. Future fluctuations in the fair value of the Debentures resulting from a change in the Company’s assessment of the instrument-specific credit risk will be recorded through AOCI.
This guidance also requires that changes in fair value associated with the Company’s equity investment be recorded in net income as opposed to AOCI. As at February 28, 2018, the Company had total unrealized losses associated with its equity investments of approximately $8 million. As a result, on March 1, 2018, the Company will record a cumulative adjustment out of AOCI and into deficit for approximately $8 million. Future fluctuations in the value of the Company’s equity investment will be recorded in the statement of operations.
Other Recently Announced Accounting Pronouncements
In February 2016, the FASB issued a new accounting standard on the topic of leases. The new standards would require companies and other organizations to include lease obligations in their balance sheets, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases, the lessee would recognize interest expense and amortization of the ROU asset, and for operating leases, the lessee would recognize a straight-line total lease expense. The guidance is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. The Company expects to adopt this guidance in the first quarter of fiscal 2020 and is currently evaluating the impact that the adoption will have on its results of operations, financial position and disclosures.
In May 2017, the FASB issued a new accounting standard on the topic of stock compensation. The amendments in this update provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The guidance is effective for interim and annual periods beginning after December 15, 2017. The Company will adopt this guidance in the first quarter of fiscal 2019 and does not expect the impact to have a material effect on its results of operations, financial position and disclosures.
In August 2017, the FASB issued a new accounting standard on the topic of derivatives and hedging. The amendments in this update expand and refine the designation and measurement guidance for qualifying hedging relationships and the presentation of those hedge results. The guidance is effective for interim and annual periods beginning after December 15, 2018. The Company will adopt this guidance in the first quarter of fiscal 2020 and does not expect the impact to have a material effect on its results of operations, financial position and disclosures.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2018 Summary Results of Operations
The following table sets forth certain consolidated statements of operations data, as well as certain consolidated balance sheet data, as at and for the fiscal years ended February 28, 2018, February 28, 2017, and February 29, 2016:

	As at and for the Fiscal Years Ended (in millions, except for share and per share amounts)
	February 28, 2018	February 28, 2017	Change	February 29, 2016	Change
Revenue (1)(2)	$932	$1,309	$(377)	$2,160	$(851)
Gross margin (1)(2)	670	617	53	941	(324)
Operating expenses (1)(2)	387	1,798	(1,411)	1,164	634
Investment income (loss), net	123	(27)	150	(59)	32
Income (loss) before income taxes	406	(1,208)	1,614	(282)	(926)
Provision for (recovery of) income taxes	1	(2)	3	(74)	72
Net income (loss)	$405	$(1,206)	$1,611	$(208)	$(998)
Earnings (loss) per share - reported
Basic	$0.76	$(2.30)		$(0.40)
Diluted	$0.74	$(2.30)		$(0.86)

Weighted-average number of shares outstanding (000’s)
Basic	532,888	525,265		526,303
Diluted (3)	546,008	525,265		651,303

Total assets	$3,780	$3,296	$484	$5,595	$(2,299)
Total long-term financial liabilities	$782	$591	$191	$1,277	$(686)
______________________________

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2018 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin and adjusted operating expenses in fiscal 2018.

(2)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2017 Non-GAAP Adjustments on adjusted revenue, adjusted gross margin and adjusted operating expenses in fiscal 2017.

(3)
Diluted loss per share on a U.S. GAAP basis for fiscal 2018 and fiscal 2017 does not include the dilutive effect of the Debentures as they would be anti-dilutive. Diluted loss per share on a U.S. GAAP basis for fiscal 2017 and fiscal 2017 does not include the dilutive effect of stock-based compensation as to do so would be anti-dilutive. See Note 12 to the Consolidated Financial Statements for the fiscal year ended February 28, 2018 for calculation of the diluted weighted average number of shares outstanding.

Financial Highlights
The Company had approximately $2.4 billion in cash, cash equivalents and investments as of February 28, 2018.
In fiscal 2018, the Company recognized revenues of $932 million and net income of $405 million, or $0.76 basic and $0.74 diluted earnings per share on a U.S. GAAP basis. The Company recognized adjusted revenues of $967 million and adjusted net income of $77 million, or earnings of $0.14 per share on a non-GAAP basis in fiscal 2018. See also “Non-GAAP Financial Measures”.
Free Cash Flow
Free cash flow is a measure of liquidity calculated as operating cash flow minus capital expenditures. Free cash flow does not have any standardized meaning as prescribed by U.S. GAAP and is therefore may not be comparable to similar measures presented by other companies. For the three months ended February 28, 2018, the Company’s net cash used in operating activities was $165 million and capital expenditures were $4 million, resulting in the Company reporting free cash usage of $169 million.
Free cash flow was $31 million for the three months ended February 28, 2018 before taking into account $17 million in cash paid related to restructuring and transition from the hardware business, $148 million paid in the Nokia arbitration, and $35 million paid related to the Settlement Funding Agreement with JP Morgan Chase as described in Note 14 to the Consolidated Financial Statements, which the Company is in arbitration to recover from an escrow fund account established upon the acquisition of Good also as described in Note 14 to the Consolidated Financial Statements.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the fiscal year ended February 28, 2018, the Company’s net cash provided by operating activities was $704 million and capital expenditures were $15 million, resulting in the Company reporting free cash flow of $689 million.
Free cash flow for the fiscal year ended February 28, 2018 was $47 million before taking into account $107 million in restructuring and transition costs, $784 million in net cash received from the Qualcomm and Nokia arbitrations, and the above mentioned $35 million in relation to Good.
On December 20, 2017, the Company stated it anticipated generating positive free cash flow for fiscal 2018 before taking into account the net impact of the Qualcomm arbitration, Nokia arbitration and costs related to restructuring and transition from the hardware business. The Company reported $12 million in free cash flow before taking into account these items in the amounts noted above.
The Company expects positive free cash flow for fiscal 2019, before considering the impact of restructuring and the impact of legal proceedings.
Debentures Fair Value Adjustment
As previously disclosed, the Company elected the fair value option to account for the 3.75% Debentures; therefore, periodic revaluation has been and continues to be required under U.S. GAAP. The fair value adjustment does not impact the terms of the 3.75% Debentures such as the face value, the redemption features or the conversion price. In the fourth quarter of fiscal 2018, the Company recorded income associated with the change in the fair value of the 3.75% Debentures of approximately $34 million (pre-tax and after tax) (the “Q4 Fiscal 2018 Debentures Fair Value Adjustment”). In fiscal 2018, the Company recorded a net charge associated with the change in the fair value of the Debentures of approximately $191 million (pre-tax and after tax) (the “Fiscal 2018 Debentures Fair Value Adjustment”).
RAP
During the first quarter of fiscal 2016, the Company commenced the RAP with the objectives of (i) reallocating resources to capitalize on growth opportunities, (ii) providing the operational ability to better leverage contract research and development services relating to its handheld devices, and (iii) reaching sustainable profitability. Other charges and cash costs may occur as programs are implemented or changes are completed. During the fourth quarter and fiscal 2018, the Company incurred approximately $26 million and $78 million, respectively, in total pre-tax charges related to this program.
Results of Operations - Fiscal year ended February 28, 2018 compared to fiscal year ended February 28, 2017
Consolidated Revenue
Consolidated revenue decreased by $377 million to approximately $932 million in fiscal 2018 from $1,309 million in fiscal 2017. The decrease was primarily due to a decrease of $310 million in handheld devices revenue to $64 million from $374 million and a decrease of $192 million in SAF revenues to $121 million from $313 million, net of increases of $70 million, $43 million and $12 million in licensing, IP and other revenues, enterprise software and services, and BTS respectively.
The decrease in hardware and other revenues of $310 million was primarily attributable to the Company’s transition from an outsourced handset manufacturing model to the development and licensing of the Company’s secure device software and the outsourcing to partners of all design, manufacturing, sales and customer support for BlackBerry-branded handsets. As a result, the Company’s handheld device revenue over the period of transition has consisted solely of sales of the Company’s owned handheld inventory, which is not being replenished as handheld devices are no longer produced by or on behalf of the Company.
The $192 million decrease in SAF revenues, which is generated from users of BlackBerry 7 and prior BlackBerry operating systems, is primarily attributable to a lower number of BlackBerry 7 users and lower revenue from those users compared to fiscal 2017.
The increase of $70 million in licensing, IP and other revenue to $196 million from $126 million is primarily due to the Company’s licensing arrangement with Teletry as discussed above in “Business Overview - Recent Developments” and meeting revenue recognition criteria during the second quarter of fiscal 2018 for a previously signed intellectual property licensing arrangement, partially offset by a decline in software engineering services revenue present in the fourth quarter of fiscal 2017.
The increase of $43 million in enterprise software and services revenue to $388 million from $345 million is primarily due to a higher number of perpetual licenses sold, increased revenue from Secusmart, and an increase in BlackBerry AtHoc revenue.
The increase of $12 million in BTS to $163 million from $151 million is due to the Company’s agreement with Qualcomm as described above in “Business Overview - Recent Developments” and increased revenue from its infotainment product and services offerings.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Gross Margin
Consolidated gross margin increased by $53 million to approximately $670 million in fiscal 2018 from $617 million in fiscal 2017. The increase was primarily due to the increases in gross margin associated with licensing, IP and other, handheld devices and enterprise software and services and BTS, partially offset by a decline in SAF.
The increase in gross margin associated with handheld devices was primarily attributable to the $141 million write-down on inventory taken during fiscal 2017 which did not recur during fiscal 2018, and a lower amount of RAP program charges (see “Non-GAAP Financial Measures” above), offset by the changes described above in “Consolidated Revenue”. The increases in gross margin from licensing, IP and other, enterprise software and services and BTS were primarily attributable to the same reasons discussed above in “Consolidated Revenue”. The decrease in gross margin associated with SAF was primarily attributable to the same reasons as discussed above in “Consolidated Revenue”, as cost of goods sold associated with SAF revenues were consistent in fiscal 2018 and fiscal 2017.
The Company expects non-GAAP gross margins to be between 70% and 75% in the first half of fiscal 2019, and between 75% and 79% in the second half of fiscal 2019.
Revenue
Revenue by Geography
Comparative breakdowns of the geographic regions are set forth in the following table:

	For the Fiscal Years Ended (in millions)
	February 28, 2018		February 28, 2017		Change
Revenue by Geography
North America	$540	58.0%	$659	50.3%	$(119)	(18.1)%
Europe, Middle East and Africa	278	29.8%	461	35.2%	(183)	(39.7)%
Latin America	15	1.6%	35	2.7%	(20)	(57.1)%
Asia Pacific	99	10.6%	154	11.8%	(55)	(35.7)%
	$932	100.0%	$1,309	100.0%	$(377)	(28.8)%
North America Revenues
Revenues in North America were $540 million, or 58.0% of revenue, in fiscal 2018, reflecting a decrease of $119 million compared to $659 million, or 50.3% of revenue in fiscal 2017. The decrease in North American revenue is primarily attributable to a decrease in handheld devices revenue and a decrease in SAF revenues, partially offset by increases in licensing, IP and other revenues due to the reasons discussed above in “Consolidated Revenue”, enterprise software and services revenue due to a higher number of perpetual licenses sold and an increase in BlackBerry AtHoc revenues, and BTS revenue due to the reasons discussed above in “Consolidated Revenue”.
Europe, Middle East and Africa Revenues
Revenues in Europe, Middle East and Africa were $278 million, or 29.8% of revenue, in fiscal 2018, reflecting a decrease of $183 million compared to $461 million, or 35.2% of revenue, in fiscal 2017. The decrease in revenue is primarily due to a decrease in handheld device revenues and SAF revenues due to the reasons discussed above in “Consolidated Revenue” partially offset by growth in enterprise software and services revenue due to a higher number of perpetual licenses sold and increased revenues from Secusmart.
Latin America Revenues
Revenues in Latin America were $15 million, or 1.6% of revenue, in fiscal 2018, reflecting a decrease of $20 million compared to $35 million, or 2.7% of revenue, in fiscal 2017. The decrease in revenues is primarily due to a reduction in SAF revenues due to the reasons discussed above in “Consolidated Revenue”.
Asia Pacific Revenues
Revenues in Asia Pacific were $99 million, or 10.6% of revenue, in fiscal 2018, reflecting a decrease of $55 million compared to $154 million, or 11.8% of revenue, in fiscal 2017. The decrease in revenues is due to a decline in SAF and handheld devices revenues due to the reasons discussed above in “Consolidated Revenue”, partially offset by increases in licensing, IP and other revenues due to the Company’s secure device licensing arrangements.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue by Product and Service
Comparative breakdowns of revenues by product and service on a non-GAAP basis are set forth below.

	For the Years Ended (in millions)
	February 28, 2018		February 28, 2017		Change
Revenue by Product and Service
Enterprise software and services (1)(2)	$423	43.7%	$410	29.8%	$13	3.2%
BTS	163	16.9%	151	11.0%	12	7.9%
Licensing, IP and other	196	20.3%	126	9.2%	70	55.6%
Handheld devices	64	6.6%	374	27.2%	(310)	(82.9)%
SAF	121	12.5%	313	22.8%	(192)	(61.3)%
	$967	100.0%	$1,374	100.0%	$(407)	(29.6)%
______________________________

(1)	See “Non-GAAP Financial Measures” for the relevant Fiscal 2018 Non-GAAP Adjustments made to enterprise software and services revenue.

(2)	See “Non-GAAP Financial Measures” for the relevant Fiscal 2017 Non-GAAP Adjustments made to enterprise software and services revenue.
Enterprise Software and Services
Enterprise software and services revenue includes revenues from the Company’s security, productivity, collaboration and end-point management solutions through the BlackBerry Secure platform, which includes BlackBerry UEM, BlackBerry Dynamics, BlackBerry Workspaces and BBM Enterprise, among other products and applications, as well as revenues from the sale of the Company’s AtHoc Alert secure networked crisis communications solution, its Secusmart SecuSUITE secure voice and text solution, and professional services from BlackBerry Cybersecurity Services.
Enterprise software and services revenue increased by $13 million, or 3.2%, to $423 million, or 43.7% of revenues, in fiscal 2018, compared to $410 million, or 29.8% of revenues, in fiscal 2017.
The $13 million increase in enterprise software and services revenue was primarily attributable to the same reasons described above in “Consolidated Revenue”, partially offset by a decrease in the non-GAAP adjustment of deferred software revenue acquired in fiscal 2018 versus fiscal 2017.
Excluding the deferred software revenue acquired adjustment, U.S. GAAP enterprise software and services revenue was $388 million, or 41.6% of revenue in fiscal 2018, compared to $345 million, or 26.3% of revenue in fiscal 2017, representing an increase of $43 million, or 12.5%.
BTS
BTS includes revenues from the Company’s QNX CAR Platform and Neutrino Operating System, among other BlackBerry QNX products, as well as revenues from the Company’s BlackBerry Radar asset tracking solution, Paratek antenna tuning technology, and Certicom cryptography and key management products.
BTS revenue increased by $12 million, or 7.9%, to $163 million, or 16.9% of revenues, in fiscal 2018, compared to $151 million, or 11.0% of revenue, in fiscal 2017. The increase was primarily due to the same reason described above in “Consolidated Revenue”.
Licensing, IP and Other
Licensing, IP and other includes revenues from the Company’s mobility licensing software arrangements, including revenue from licensed hardware sales and intellectual property licensing, and from the Company’s BBM Consumer licensing arrangement.
Licensing, IP and other revenues increased by $70 million, or 55.6%, to $196 million, or 20.3% of revenues in fiscal 2018, compared to $126 million, or 9.2% of revenue, in fiscal 2017. The $70 million increase was primarily due to same reasons described above in “Consolidated Revenue”.
The Company achieved its objective of reaching $100 million from intellectual property licensing in fiscal 2018 and expects $100 million in revenue from intellectual property licensing in fiscal 2019.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Handheld Devices
Handheld devices includes revenues from the sale of the DTEK60 and all prior BlackBerry smartphone models to carriers and distributors, accessories and repair services of handheld devices.
Handheld devices revenue was $64 million, or 6.6% of revenues, in fiscal 2018 compared to $374 million, or 27.2% of revenues, in fiscal 2017, representing a decrease of $310 million, or 82.9%. The $310 million decrease in handheld devices revenue was primarily due to the reasons discussed above in “Consolidated Revenue”.
SAF
SAF includes revenues associated with the Company’s legacy SAF business, relating to subscribers utilizing the Company’s legacy BlackBerry 7 and prior operating systems, as well as revenues relating to unspecified future software upgrade rights for devices sold by the Company.
SAF revenue decreased by $192 million, or 61.3%, to $121 million, or 12.5% of revenues, in fiscal 2018, compared to $313 million, or 22.8% of revenues, in fiscal 2017.
The decrease in SAF revenue is primarily due to the reasons discussed above in “Consolidated Revenue”.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense for fiscal 2018 compared to fiscal 2017.

	For the Fiscal Years Ended (in millions)
	February 28, 2018		February 28, 2017		Change
		% of Revenue		% of Revenue		% of Change
Revenue(1)(2)	$932		$1,309		$(377)	(28.8)%
Operating expenses
Research and development(1)(2)	239	25.6%	306	23.4%	$(67)	(21.9)%
Selling, marketing and administration(1)(2)	467	50.1%	553	42.2%	(86)	(15.6)%
Amortization(1)(2)	153	16.4%	186	14.2%	(33)	(17.7)%
Impairment of goodwill(2)	—	—%	57	4.4%	(57)	(100.0)%
Impairment of long-lived assets(1)(2)	11	1.2%	501	38.3%	(490)	(97.8)%
Loss on sale, disposal and abandonment of long-lived assets(1)(2)	9	1.0%	171	13.1%	(162)	(94.7)%
Debentures fair value adjustment(1)(2)	191	20.5%	24	1.8%	167	695.8%
Arbitration awards, net(1)	(683)	(73.3)%	—	—%	(683)	—%
Total	$387	41.5%	$1,798	137.4%	$(1,411)	(78.5)%
______________________________

(1)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2018 Non-GAAP Adjustments on revenue and operating expenses in fiscal 2018.

(2)	See “Non-GAAP Financial Measures” for the impact of the Fiscal 2017 Non-GAAP Adjustments on revenue and operating expenses in fiscal 2017.
Operating expenses decreased by $1.41 billion, or 78.5%, to $387 million, or 41.5% of revenue in fiscal 2018, compared to $1.80 billion, or 137.4% of revenue, in fiscal 2017. The decrease was primarily attributable to the Qualcomm Arbitration Award, a decrease in impairment of long-lived assets due to the lower amount of the Fiscal 2018 LLA Impairment Charge versus the Fiscal 2017 LLA Impairment Charge, a lower amount of loss on sale, disposal and abandonment of long-lived assets due to the write-down to fair value for assets held for sale during fiscal 2017, reduced salaries and benefits costs, and a decrease in amortization expense, partially offset by an increase in the Debentures fair value adjustment and the Nokia Arbitration Decision. Excluding the impact of the relevant Fiscal 2018 Non-GAAP Adjustments and Fiscal 2017 Non-GAAP Adjustments, operating expenses decreased by $151 million, or 19.0% due to the reasons discussed below in “Research and Development Expenses”, “Selling, Marketing and Administration Expenses” and “Amortization Expense”.
The Company expects that its restructuring costs will decrease in fiscal 2019 on a year-over-year basis.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building costs, infrastructure costs and other employee costs.
Research and development expenses decreased by $67 million, or 21.9%, to $239 million, or 25.6% of revenue, in fiscal 2018, compared to $306 million, or 23.4% of revenue, in fiscal 2017. Excluding the impact of the relevant Fiscal 2018 Non-GAAP Adjustments and Fiscal 2017 Non-GAAP Adjustments, research and development expenses decreased by $63 million, or 22.1%. The decrease was primarily attributable to reduced salaries and benefits costs, as well as reductions in infrastructure and research costs related to handheld devices and outsourcing costs compared to fiscal 2017.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses decreased by $86 million, or 15.6%, to $467 million, or 50.1% of revenue, in fiscal 2018 compared to $553 million in fiscal 2017, or 42.2% of revenue. Excluding the impact of the relevant Fiscal 2018 Non-GAAP Adjustments and Fiscal 2017 Non-GAAP Adjustments, selling, marketing and administration expenses decreased by $75 million, or 17.3%. The decrease was primarily attributable to a decrease in legal costs, reduced salaries and benefits, a decrease in facilities costs, and lower outsourcing and consulting costs compared to fiscal 2017.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for fiscal 2018 compared to fiscal 2017. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Fiscal Years Ended (in millions)
	Included in Amortization			Included in Cost of sales
	February 28, 2018	February 28, 2017	Change	February 28, 2018	February 28, 2017	Change
Property, plant and equipment	$18	$33	$(15)	$18	$43	$(25)
Intangible assets	135	153	(18)	6	10	(4)
Total	$153	$186	$(33)	$24	$53	$(29)
Amortization
Amortization expense relating to certain property, plant and equipment and intangible assets decreased by $33 million to $153 million for fiscal 2018, compared to $186 million for fiscal 2017. The decrease in amortization expense reflects the sale of data centers during the fourth quarter of fiscal 2017 and certain assets becoming fully depreciated.
Excluding the impact of the relevant Fiscal 2018 Non-GAAP Adjustments and Fiscal 2017 Non-GAAP Adjustments,
amortization decreased by $16 million.
Cost of sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s service operations and BlackBerry service operations decreased by $29 million to $24 million for fiscal 2018, compared to $53 million for fiscal 2017. This decrease primarily reflects the lower cost base of assets as a result of the Fiscal 2017 LLA Impairment Charge and Fiscal 2018 LLA Impairment Charge and patent abandonments during fiscal 2017 and fiscal 2018.
Investment Income (Loss), Net
Investment income (loss), net, which includes the interest expense from the Debentures, increased by $150 million to income of $123 million in fiscal 2018, from a loss of $27 million in fiscal 2017. The increase is primarily attributable to the net interest received from Qualcomm Arbitration Award and Nokia Arbitration Decision, reduced principal balance of Debentures outstanding and the lower rate of interest on the 3.75% Debentures relative to the 6% Debentures, partially offset by a gain on sale of a cost based investment in fiscal 2017 that did not recur in fiscal 2018. See “Financial Condition - Liquidity and Capital Resources”.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes
For fiscal 2018, the Company’s net effective income tax rate was approximately 0%, compared to approximately 0% for the prior fiscal year. The Company's net effective income tax rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the net change in fair value of the Debentures, the impact of the Qualcomm Arbitration Award, the Nokia Arbitration Decision and the reduction in the US tax rate and other changes from the United States enacted tax reform legislation through the Tax Cuts and Jobs Act, amongst other items, was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax recovery rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
Net Income (Loss)
The Company’s net income for fiscal 2018 was $405 million, reflecting an increase in net income of $1,611 million compared to a net loss of $1,206 million in fiscal 2017. Excluding the impact of the relevant Fiscal 2018 Non-GAAP Adjustments and Fiscal 2017 Non-GAAP Adjustments, the Company’s non-GAAP net income for fiscal 2018 was $77 million compared to $30 million in fiscal 2017, reflecting an increase in non-GAAP net income of $45 million, primarily due to a reduction in operating expenditures and an increase in the Company’s gross margin and investment income (loss).
Basic earnings per share on a U.S. GAAP basis was $0.76 and diluted earnings per share on a U.S. GAAP basis was $0.74 in fiscal 2018, an increase in earnings per share of 133.0% and 132.2%, respectively, compared to basic and diluted loss per share on a U.S. GAAP basis of $2.30 in fiscal 2017.
The weighted average number of shares outstanding were 533 million and 546 million for basic and diluted earnings per share, respectively, for the fiscal year ended February 28, 2018 and 525 million common shares for basic and diluted loss per share for the fiscal year ended February 28, 2017.
The Company expects positive adjusted non-GAAP EPS for fiscal 2019.
The Company previously stated its expectations of achieving positive adjusted EBITDA for fiscal 2018 and positive non-GAAP earnings per share for fiscal 2018. Adjusted EBITDA was $36 million and non-GAAP earnings per share was $0.05 in fiscal 2018.
Total software and services billings grew by double digits in the fourth quarter of fiscal 2018 versus the fourth quarter of fiscal 2017. The Company expects total software and services billings growth of double-digits in fiscal 2019. Total software and services includes enterprise software and services, BTS, and Licensing, IP and other.
Common Shares Outstanding
On March 26, 2018, there were 537 million voting common shares, options to purchase 1 million voting common shares, 15 million restricted share units and 0.7 million deferred share units outstanding. In addition, 60.5 million common shares are issuable upon conversion in full of the Debentures.
The Company has not paid any cash dividends during the last three fiscal years.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Three months ended February 28, 2018 compared to the three months ended February 28, 2017
The following table sets forth certain unaudited consolidated statements of operations data, which is expressed in millions of dollars, except for share and per share amounts and as a percentage of revenue, for the three months ended February 28, 2018 and February 28, 2017:

	For the Three Months Ended (in millions, except for share and per share amounts)
	February 28, 2018		February 28, 2017		Change
Revenue (1)(2)	233	100.0%	286	100.0%	(53)
Gross margin (1)(2)	177	76.0%	172	60.1%	5
Operating expenses (1)(2)	194	83.3%	229	80.1%	(35)
Investment income, net (1)	3	1.3%	8	2.8%	(5)
Loss before income taxes	(14)	(6.0)%	(49)	(17.1)%	35
Recovery of income taxes	(4)	(1.7)%	(2)	(0.7)%	(2)
Net loss	$(10)	(4.3)%	$(47)	(16.5)%	$37
Loss per share - reported
Basic	$(0.02)		$(0.09)		$0.07
Diluted	$(0.06)		$(0.10)		$0.04

Weighted-average number of shares outstanding (000’s)
Basic	536,594		530,352
Diluted	597,094		590,852
______________________________

(1)
See “Non-GAAP Financial Measures” for the impact of the Q4 Fiscal 2018 Non-GAAP Adjustments on revenue, gross margin, operating expenses, and investment income (loss), net in the fourth quarter of fiscal 2018.

(2)	See “Non-GAAP Financial Measures” for the impact of the Q4 Fiscal 2017 Non-GAAP Adjustments on revenue, gross margin and operating expenses in the fourth quarter of fiscal 2017.
Consolidated Revenue
Consolidated revenue decreased by $53 million to approximately $233 million in the fourth quarter of fiscal 2018 from $286 million in the fourth quarter of fiscal 2017. The decrease was primarily due to a decrease of $53 million in handheld devices revenues to $2 million from $55 million and a decrease of $30 million in SAF revenues to $19 million from $49 million, partially offset by an increase of $17 million in enterprise software and services revenue to $108 million from $91 million and an increase of $11 million in BTS revenues to $46 million from $35 million.
The decrease in hardware and other revenues of $53 million was primarily attributable to the Company’s transition from an outsourced handset manufacturing model to the development and licensing of the Company’s secure device software and the outsourcing to partners of all design, manufacturing, sales and customer support for BlackBerry-branded handsets. As a result, the Company’s handheld device revenue over the period of transition has consisted solely of sales of the Company’s owned handheld inventory, which is not being replenished as handheld devices are no longer produced by or on behalf of the Company
The decrease in SAF revenues of $30 million, which is generated from users of BlackBerry 7 and prior BlackBerry operating systems, is primarily attributable to a lower number of BlackBerry 7 users and lower revenue from those users, compared to the fourth quarter of fiscal 2017.
The increase in enterprise software and services revenue of $17 million is primarily due to an increase in the number of perpetual licenses, partially offset by a decline in subscription licenses, and increased revenue from Secusmart.
The increase in BTS revenue is due to the Company’s agreement with Qualcomm as described above in “Business Overview - Recent Developments” and increased revenue from the Company’s infotainment products and services.
Consolidated Gross Margin
Consolidated gross margin increased by $5 million to approximately $177 million in the fourth quarter of fiscal 2018 from $172 million in the fourth quarter of fiscal 2017. The increase was primarily due to increases in gross margin in enterprise software and services, BTS, and licensing, IP and other, partially offset by the decline in gross margin associated with SAF.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The increase in gross margin in enterprise software and services and BTS is due to the reasons discussed above in “Consolidated Revenue”. The increase in margin associated with licensing, IP and other was due to a change in revenue mix more heavily weighted to IP compared to the prior year, where there was a higher proportion of professional services.
The decrease in gross margin associated with handheld devices and SAF was primarily attributable to the decline in SAF revenues discussed above in “Consolidated Revenue”.
Revenue
Revenue by Geography
Comparative breakdowns of the geographic regions are set forth in the following table:

	For the Three Months Ended (in millions)
	February 28, 2018		February 28, 2017		Change
Revenue by Geography
North America	$147	63.1%	$166	58.0%	$(19)	(11.4)%
Europe, Middle East and Africa	63	27.0%	83	29.0%	(20)	(24.1)%
Latin America	4	1.7%	5	1.8%	(1)	(20.0)%
Asia Pacific	19	8.2%	32	11.2%	(13)	(40.6)%
	$233	100.0%	$286	100.0%	$(53)	(18.5)%
North America Revenues
Revenues in North America were $147 million, or 63.1% of revenue, in the fourth quarter of fiscal 2018, reflecting a decrease of $19 million compared to $166 million, or 58.0% of revenue, in the fourth quarter of fiscal 2017. Revenues in North America decreased compared to the fourth quarter of fiscal 2017 primarily from a decrease in handheld devices and SAF revenues, partially offset by increases in enterprise software and services and BTS revenues due to the reasons discussed above in “Consolidated Revenue”.
Europe, Middle East and Africa Revenues
Revenues in Europe, Middle East and Africa were $63 million or 27.0% of revenue in the fourth quarter of fiscal 2018, reflecting a decrease of $20 million compared to $83 million or 29.0% of revenue in the fourth quarter of fiscal 2017. The decrease in revenues is due to decreased handheld devices and SAF revenues, partially offset by increases in enterprise software and services and BTS revenues for the reasons discussed above in “Consolidated Revenue”.
Latin America Revenues
Revenues in Latin America were $4 million or 1.7% of revenue in the fourth quarter of fiscal 2018, reflecting a decrease of $1 million compared to $5 million or 1.8% of revenue in the fourth quarter of fiscal 2017. The decrease in revenues is primarily due to a reduction in SAF revenues, partially offset by an increase in enterprise software and services revenues due to the reasons discussed above in “Consolidated Revenue”.
Asia Pacific Revenues
Revenues in Asia Pacific were $19 million or 8.2% of revenue in the fourth quarter of fiscal 2018, reflecting a decrease of $13 million compared to $32 million or 11.2% of revenue in the fourth quarter of fiscal 2017. The decrease in revenue is due to the reduction in handheld devices and SAF revenues, partially offset by growth in licensing, IP and other revenues due to the reasons discussed above in “Consolidated Revenue”.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue by Product and Service
Comparative breakdowns of revenues by product and service on a non-GAAP basis are set forth below.

	For the Three Months Ended (in millions)
	February 28, 2018		February 28, 2017		Change
Revenue by Product and Service
Enterprise software and services (1)(2)	$114	47.8%	$102	34.3%	$12	11.8%
BTS	46	19.2%	35	11.8%	11	31.4%
Licensing, IP and other	58	24.3%	56	18.9%	2	3.6%
Handheld devices	2	0.8%	55	18.5%	(53)	(96.4)%
SAF	19	7.9%	49	16.5%	(30)	(61.2)%
	$239	100.0%	$297	100.0%	$(58)	(19.5)%
______________________________

(1)	See “Non-GAAP Financial Measures” for the relevant Q4 Fiscal 2018 Non-GAAP Adjustments made to enterprise software and services revenue.

(2)	See “Non-GAAP Financial Measures” for the relevant Q4 Fiscal 2017 Non-GAAP Adjustments made to enterprise software and services revenue.
Enterprise Software and Services
Enterprise software and services revenue was $114 million, or 47.8% of revenue, in the fourth quarter of fiscal 2018, an increase of $12 million compared to revenue of $102 million, or 34.3% of revenue, in the fourth quarter of fiscal 2017. Enterprise software and services revenue increased due to the reasons described above in “Consolidated Revenue”, partially offset by a lower software revenue deferred adjustment.
Excluding the deferred software revenue acquired adjustment described under “Non-GAAP Financial Measures”, U.S. GAAP enterprise software and services revenue was $108 million, or 46.4% of revenue, in the fourth quarter of fiscal 2018, compared to $91 million, or 31.8% of revenue, in the fourth quarter of fiscal 2017, representing an increase of $17 million, or 18.7%, due to the reasons described above in “Consolidated Revenue”.
The Company’s total software, licensing and services revenue, excluding IP and professional services, was approximately 70% recurring (subscription based) in the fourth quarter of fiscal 2018.
BTS
BTS revenue increased to $46 million, or 19.2% of revenue, in the fourth quarter of fiscal 2018, compared to $35 million, or 11.8% of revenue, in the fourth quarter of fiscal 2017 due to the reasons described above in “Consolidated Revenue”. The percentage of total revenue increased as a result of the decline in handheld device and SAF revenues.
Licensing, IP and Other
Licensing, IP and other revenues were $58 million, or 24.3% of revenue, in the fourth quarter of fiscal 2018, compared to $56 million, or 18.9% of revenue, in the fourth quarter of fiscal 2017, representing an increase of $2 million, or 3.6%. The $2 million increase was due the Company’s Teletry licensing arrangement discussed above in “Business Overview - Recent Developments”, offset by a decline in software engineering services revenue present in the fourth quarter of fiscal 2017.
Handheld Devices
Handheld devices includes revenues from the sale of the Company’s remaining inventory of legacy smartphones and smartphone accessories, as well as non-warranty repair services. Handheld device revenues were $2 million, or 0.8% of revenue, in the fourth quarter of fiscal 2018, compared to $55 million, or 18.5% of revenue, in the fourth quarter of fiscal 2017, representing a decrease of $53 million, or 96.4%. The $53 million decrease in handheld devices revenue was primarily due to the reasons discussed above in “Consolidated Revenue”.
SAF
SAF revenue decreased by $30 million, or 61.2%, to $19 million, or 7.9% of revenue, in the fourth quarter of fiscal 2018, compared to $49 million, or 16.5% of revenue, in the fourth quarter of fiscal 2017. The decrease was due to the reasons discussed above in “Consolidated Revenue”.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

On September 28, 2017, the Company stated its expectation that SAF revenue in the fourth quarter of fiscal 2018 would be approximately $16 million. SAF revenue was higher than expectations primarily due to payments received from SAF customers for which revenue is recognized on a cash basis due to collectability.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses for the quarter ended February 28, 2018, compared to the quarter ended November 30, 2017 and the quarter ended February 28, 2017. The Company believes it is meaningful to also provide a comparison between the fourth quarter of fiscal 2018 and the third quarter of fiscal 2018 given that the Company’s quarterly operating results in the prior year have changed significantly as a result of the Company’s shift to software from hardware.

	For the Three Months Ended (in millions)
	February 28, 2018		November 30, 2017		February 28, 2017
		% of Revenue		% of Revenue		% of Revenue
Revenue(1)(2)(3)	$233		$226		$286
Operating expenses
Research and development(1)(2)(3)	58	24.9%	60	26.5%	57	19.9%
Selling, marketing and administration(1)(2)(3)	131	56.2%	118	52.2%	144	50.3%
Amortization(1)(2)(3)	37	15.9%	37	16.4%	45	15.7%
Loss on sale, disposal and abandonment of long-lived assets(1)(2)(3)	2	0.9%	2	0.9%	(1)	(0.3)%
Debentures fair value adjustment(1)(2)(3)	(34)	(14.6)%	77	34.1%	(16)	(5.6)%
Arbitration awards, net(1)(2)(3)	—	—%	132	58.4%	—	—%
Total	$194	83.3%	$426	188.4%	$229	80.1%
______________________________

(1)	See “Non-GAAP Financial Measures” for the impact of the Q4 Fiscal 2018 Non-GAAP Adjustments on revenue and operating expenses in the fourth quarter of fiscal 2018.

(2)
In the third quarter of fiscal 2018, the Company had software deferred revenue acquired but not recognized due to business combination accounting rules of approximately $9 million, and also recorded a non-cash charge associated with a change in the fair value of the 3.75% Debentures of approximately $77 million (the “Q3 Fiscal 2018 Debentures Fair Value Adjustment”); operating expenses related to the Nokia Arbitration Decision of $132 million; RAP charges of approximately $1 million and $17 million in research and development and selling, marketing and administration expenses, respectively; stock compensation expense of approximately $3 million and $8 million in research and development and selling, marketing and administration expenses, respectively; amortization of intangible assets acquired through business combinations of approximately $23 million in amortization expense; and business acquisition and integration costs incurred through business combinations of approximately $1 million in selling, marketing and administration expense (collectively the “Q3 Fiscal 2017 Non-GAAP Adjustments”).

(3)	See “Non-GAAP Financial Measures” for the impact of the Q4 Fiscal 2017 Non-GAAP Adjustments on revenue and operating expenses in the fourth quarter of fiscal 2017.
Operating expenses decreased by $232 million, or 54.5%, to $194 million, or 83.3% of revenue, in the fourth quarter of fiscal 2018, compared to $426 million, or 188.4% of revenue, in the third quarter of fiscal 2018. The decrease was primarily attributable to the Nokia Arbitration Decision and the difference between the Q4 Fiscal 2018 Debentures Fair Value Adjustment and Q3 Fiscal 2018 Debentures Fair Value Adjustment.
Excluding the impact of the relevant Q4 Fiscal 2018 Non-GAAP Adjustments and Q3 Fiscal 2017 Non-GAAP Adjustments, operating expenses increased by $5 million, or 3.0%. The increase was primarily attributable to unfavourable foreign currency translation and higher selling expenses, partially offset by lower outsourcing and consulting costs, a decrease in salaries and benefits, and a reduction in marketing and advertising.
Operating expenses decreased by $35 million, or 15.3%, to $194 million, or 83.3% of revenue, in the fourth quarter of fiscal 2018, compared to $229 million, or 80.1% of revenue, in the fourth quarter of fiscal 2017. The decrease was primarily attributable to a decrease in amortization expense, lower legal expenses, and a reduction in salaries and benefits, and other headcount costs in comparison to 2017.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Excluding the impact of the relevant Q4 Fiscal 2018 Non-GAAP Adjustments and Q4 Fiscal 2017 Non-GAAP Adjustments, operating expenses decreased by $12 million, or 6.6%. This decrease was primarily attributable to decreases in legal expenses, lower outsourcing and consulting costs, a reduction in marketing and advertising, and a decrease in salaries and benefits compared to the fourth quarter of fiscal 2017.
In the third quarter of fiscal 2018, the Company stated its expectation that operating expenses would increase modestly in the fourth quarter of fiscal 2018, compared to the third quarter of fiscal 2018. Operating expenses decreased by $232 million in the fourth quarter of fiscal 2018, compared to the third quarter of fiscal 2018. Excluding the impact of the relevant Q4 Fiscal 2018 Non-GAAP Adjustments, and Q3 Fiscal 2017 Non-GAAP Adjustments, operating expenses increased by $5 million due to the reasons discussed above.
Research and Development Expense
Research and development expenses consist primarily of salaries and benefits costs for technical personnel, new product development costs, travel expenses, office and building costs, infrastructure costs and other employee costs.
Research and development expenses increased by $1 million, or 1.8% to $58 million in the fourth quarter of fiscal 2018 compared to $57 million in the fourth quarter of fiscal 2017. Excluding the impact of the relevant Q4 Fiscal 2018 Non-GAAP Adjustments and Q4 Fiscal 2017 Non-GAAP Adjustments, research and development expenses increased by $6 million, or 12.2%. This increase was primarily attributable to increased salaries and benefits costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses decreased by $13 million, or 9.0%, to $131 million in the fourth quarter of fiscal 2018 compared to $144 million in the fourth quarter of fiscal 2017. Excluding the impact of the relevant Q4 Fiscal 2018 Non-GAAP Adjustments and Q4 Fiscal 2017 Non-GAAP Adjustments, selling, marketing and administration expenses decreased by $18 million, or 15.4%. This decrease was primarily attributable to a decrease in legal costs, a reduction in salaries and benefits, and other headcount costs, reduced marketing and advertising expenses, partially offset by unfavourable foreign currency translation.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales for the quarter ended February 28, 2018 compared to the quarter ended February 28, 2017. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended (in millions)
	Included in Amortization			Included in Cost of sales
	February 28, 2018	February 28, 2017	Change	February 28, 2018	February 28, 2017	Change
Property, plant and equipment	$5	$7	$(2)	$2	$9	$(7)
Intangible assets	32	38	(6)	—	3	(3)
Total	$37	$45	$(8)	$2	$12	$(10)
Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets decreased by $8 million to $37 million for the fourth quarter of fiscal 2018 compared to $45 million for the fourth quarter of fiscal 2017. The decrease in amortization expense reflects the full depreciation of acquired intangible assets.
Excluding the impact of the relevant Q4 Fiscal 2018 Non-GAAP Adjustments and Q4 Fiscal 2017 Non-GAAP Adjustments,
amortization decreased by $2 million.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s service operations decreased by $10 million to $2 million for the fourth quarter of fiscal 2018 compared to $12 million for the fourth quarter of fiscal 2017. This decrease primarily reflects the lower cost base of assets.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Income (Loss), Net
Investment income (loss), net, which includes the interest expense from the Debentures, decreased by $5 million to $3 million in the fourth quarter of fiscal 2018, compared to $8 million in the fourth quarter of fiscal 2017. The decrease in investment income is primarily attributable to realized gains relating to the sale of one of the Company’s cost-based investments in the fourth quarter of fiscal 2017 versus a realized loss on one of the Company’s cost-based investments during the fourth quarter of fiscal 2018, partially offset by true-up interest received in respect of the Nokia Arbitration Decision.
Income Taxes
For the fourth quarter of fiscal 2018, the Company’s net effective income tax recovery rate was approximately 29%, compared to approximately 4% for the same period in the prior fiscal year. The Company’s income tax recovery rate reflects the fact that the Company has a significant valuation allowance against its deferred tax assets, and in particular, the net change in fair value of the 3.75% Debentures, the reduction in the U.S. tax rate and other changes from the United States enacted tax reform legislation through the Tax Cuts and Jobs Act, amongst other items, was offset by a corresponding adjustment of the valuation allowance. The Company’s net effective income tax recovery rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
Net Income (Loss)
The Company’s net loss for the fourth quarter of fiscal 2018 was $10 million, or $0.02 basic loss per share and $0.06 diluted loss per share on a GAAP basis, reflecting a decrease in net loss of $37 million compared to a net loss of $47 million, or $0.09 basic and diluted earnings per share, in the fourth quarter of fiscal 2017. Excluding the impact of the relevant Q4 Fiscal 2018 Non-GAAP Adjustments and Q4 Fiscal 2017 Non-GAAP Adjustments, the Company’s non-GAAP net income was $25 million in the fourth quarter of fiscal 2018 compared to $23 million in the fourth quarter of fiscal 2017, reflecting an increase in non-GAAP net income of $2 million due to a decrease in operating expenditures and an increase in gross margin.
The weighted average number of shares outstanding was 537 million common shares for basic loss per share and 597 million common shares for diluted loss per share for the fourth quarter of fiscal 2018. The weighted average number of shares outstanding was 530 million common shares for basic and diluted earnings per share for the fourth quarter of fiscal 2017.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Quarterly Financial Data
The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended February 28, 2018. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	(in millions, except per share data)
	Fiscal Year 2018				Fiscal Year 2017
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Revenue	$233	$226	$238	$235	$286	$289	$334	$400
Gross margin	177	168	175	150	172	193	98	154
Operating expenses	194	426	153	(386)	229	307	453	809
Income (loss) before income taxes	(14)	(275)	23	672	(49)	(118)	(371)	(670)
Provision for (recovery of) income taxes	(4)	—	4	1	(2)	(1)	1	—
Net income (loss)	$(10)	$(275)	$19	$671	$(47)	$(117)	$(372)	$(670)

Earnings (loss) per share
Basic earnings (loss) per share	$(0.02)	$(0.52)	$0.04	$1.26	$(0.09)	$(0.22)	$(0.71)	$(1.28)
Diluted earnings (loss) per share	$(0.06)	$(0.52)	$(0.07)	$1.23	$0.10	$(0.22)	$(0.71)	$(1.28)

Research and development	$58	$60	$60	$61	$57	$75	$85	$89
Selling, marketing and administration	131	118	110	109	144	141	138	129
Amortization	37	37	39	40	45	43	44	54
Impairment of long-lived assets	—	—	11	—	—	—	—	501
Impairment of goodwill	—	—	—	—	—	—	—	57
Loss (gain) on sale, disposal and abandonment of long-lived assets	2	2	3	1	(1)	46	124	3
Debentures fair value adjustment	(34)	77	(70)	218	(16)	2	62	(24)
Arbitration awards, net	—	132	—	(815)	—	—	—	—
Operating expenses	$194	$426	$153	$(386)	$229	$307	$453	$809
Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments increased by $655 million to $2.4 billion as at February 28, 2018 from $1.7 billion as at February 28, 2017, primarily as a result of the Qualcomm Arbitration Award and income before amortization, partially offset by the Nokia Arbitration Decision and changes in working capital. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at February 28, 2018.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	February 28, 2018	February 28, 2017	Change
Cash and cash equivalents	$816	$734	$82
Restricted cash	39	51	(12)
Short-term investments	1,443	644	799
Long-term investments	55	269	(214)
Cash, cash equivalents, and investments	$2,353	$1,698	$655
The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at (in millions)
	February 28, 2018	February 28, 2017	Change
Current assets	$2,548	$1,717	$831
Current liabilities	464	621	(157)
Working capital	$2,084	$1,096	$988
Current Assets
The increase in current assets of $831 million at the end of fiscal 2018 from the end of fiscal 2017 was primarily due to increases in short term investments of $799 million, cash and cash equivalents of $82 million, and other receivables of $44 million, partially offset by decreases in accounts receivable, net of $49 million, inventories of $23 million and other current assets of $17 million.
At February 28, 2018, accounts receivable was $151 million, a decrease of $49 million from February 28, 2017. The decrease reflects the lower revenues recognized during fiscal 2018, partially offset by an increase in days sales outstanding to approximately 61 days in the fourth quarter of fiscal 2018 from approximately 57 days in the fourth quarter of 2017.
At February 28, 2018, other receivables increased by $44 million to $71 million compared to $27 million as at February 28, 2017. The increase in other receivables was primarily due to the payment of $35 million under the JP Morgan Chase settlement funding arrangement as discussed above in “Fiscal 2018 Summary Results of Operations - Free Cash Flow” and Note 14 which is expected to be recovered from escrow.
At February 28, 2018, inventories decreased by $23 million to $3 million compared to $26 million as at February 28, 2017. The decrease in inventories was primarily due to the sale of the remaining inventory of the Company’s handheld devices.
At February 28, 2018, other current assets was $38 million, a decrease of $17 million from February 28, 2017. The decrease in in other current assets was due to the recognition of previously deferred cost of goods sold upon recognition of the related deferred revenue, partially offset by increases in prepaid rent.
At February 28, 2018, income taxes receivable was $26 million, a decrease of $5 million from February 28, 2017. The decrease in income tax receivable was due to the recognition of income tax expense on part intra-entity transfers that had previously been deferred as a result of the adoption of a new accounting standard, and the receipt of income tax refunds in certain jurisdictions.
Current Liabilities
The decrease in current liabilities of $157 million at the end of fiscal 2018 from the end of fiscal 2017 was primarily due to a decrease in accounts payable of $82 million, deferred revenue of $44 million and accrued liabilities of $35 million.
As at February 28, 2018, accounts payable were $46 million, reflecting a decrease of $82 million from February 28, 2017, which was primarily attributable to a decrease in amounts owing for the manufacturing of devices, lower operating expenses as described above under “Results of Operations - Fiscal year ended February 28, 2018 compared to fiscal year ended February 28, 2017 - Operating Expenses”, and lower legal expenses.
Deferred revenues were $195 million, which reflects a decrease of $44 million compared to February 28, 2017 that was primarily attributable to the recognition of devices sold through to end users, the recognition of revenue related to unspecified future software upgrades from those sales, and the recognition of deferred revenue relating to SAF prepayments.
Accrued liabilities were $205 million, reflecting a decrease of $35 million compared to February 28, 2017, which was primarily attributable to a decrease in accrued royalties.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash flows for the fiscal year ended February 28, 2018 compared to the fiscal year ended February 28, 2017 were as follows:

	For the Fiscal Years Ended (in millions)
	February 28, 2018	February 28, 2017	Change
Net cash flows provided by (used in):
Operating activities	$704	$(224)	$928
Investing activities	(630)	724	(1,354)
Financing activities	2	(722)	724
Effect of foreign exchange loss on cash and cash equivalents	6	(1)	7
Net increase (decrease) in cash and cash equivalents	$82	$(223)	$305
Operating Activities
The increase in net cash flows provided by operating activities of $928 million primarily reflects the net impact of the Qualcomm Arbitration Award and the Nokia Arbitration Result, as well as a higher net income before amortization.
Investing Activities
During the fiscal year ended February 28, 2018, cash flows used in investing activities were $630 million and included cash flow of $588 million used in transactions involving the acquisition of short-term and long-term investments, net of the proceeds on sale or maturity, intangible asset additions of $30 million and acquisitions of property, plant and equipment of $15 million, partially offset by proceeds on sale of property, plant and equipment of $3 million. For the same period of the prior fiscal year, cash flows provided by investing activities were $724 million and included cash flows of $703 million provided by transactions involving the acquisition of short-term and long-term investments and proceeds on sale or maturity and proceeds on the sale of property, plant and equipment of $95 million, offset by intangible asset additions of $52 million, acquisitions of property, plant and equipment of $17 million, and business acquisitions, net of cash acquired of $5 million.
Financing Activities
The increase in cash flows provided by financing activities was $724 million for fiscal 2018 and was primarily a result of the net impact of the repurchase of the 6% Debentures, issuance of the 3.75% Debentures, and payment of contingent consideration related to business acquisitions during fiscal 2017 that did not recur during fiscal 2018, partially offset by common share repurchases under the normal course issuer bid discussed under “Business Overview - Normal Course Issuer Bid” above.
Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at February 28, 2018:

	(in millions)
	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years
Operating lease obligations	$138	$33	$46	$30	$29
Purchase obligations and commitments	106	106	—	—	—
Long-term debt interest and principal payments	61	23	38	—	—
Total	$305	$162	$84	$30	$29
Purchase obligations and commitments amounted to approximately $305 million as at February 28, 2018, including future interest payments of $61 million on the 3.75% Debentures, and operating lease obligations of $138 million. The remaining balance consists of purchase orders for goods and services utilized in the operations of the Company. Total aggregate contractual obligations as at February 28, 2018 decreased by $93 million as compared to the February 28, 2017 balance of approximately $398 million, which was primarily attributable to decreases in operating lease obligations, interest payments on the 3.75% Debentures, and purchase orders for goods and services used in operations.
Debenture Financing and Other Funding Sources
See Note 10 to the Consolidated Financial Statements for a description of the Debentures.
The Company has $33 million in collateralized outstanding letters of credit in support of certain leasing arrangements entered into in the ordinary course of business. See Note 3 to the Consolidated Financial Statements for further information concerning the Company’s restricted cash.

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash, cash equivalents, and investments were approximately $2.4 billion as at February 28, 2018. The Company’s management remains focused on maintaining appropriate cash balances, efficiently managing working capital balances and managing the liquidity needs of the business. Based on its current financial projections, the Company believes its financial resources, together with expected future operating cash generating and operating expense reduction activities and access to other potential financing arrangements, should be sufficient to meet funding requirements for current financial commitments and future operating expenditures not yet committed, and should provide the necessary financial capacity for the foreseeable future.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), or under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provision for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provisioned for when reasonably determinable.
As of February 28, 2018, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. See Note 14 to the Consolidated Financial Statements for a further discussion of the Company’s legal matters.
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in fiscal 2018 were transacted in U.S. dollars. Portions of the revenues were denominated in Canadian dollars, euros and British pounds. Purchases of raw materials were primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs were incurred primarily in Canadian dollars, but were also incurred in U.S. dollars, euros and British pounds. At February 28, 2018, approximately 9% of cash and cash equivalents, 35% of accounts receivables and 6% of accounts payable were denominated in foreign currencies (February 28, 2017 – 8%, 35% and 23%, respectively). These foreign currencies primarily include the Canadian dollar, euro and British pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. See Note 5 to the Consolidated Financial Statements for information concerning the Company’s foreign currency hedging activities.
Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued the 3.75% Debentures with a fixed 3.75% interest rate. The fair value of the 3.75% Debentures will fluctuate with changes in prevailing interest rates. Consequently, the Company is exposed to interest rate risk as a result of the long term of the 3.75% Debentures. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.
Credit and Customer Concentration
The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts (“AFDA”) that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The AFDA as at February 28, 2018 was $24 million (February 28, 2017 - $12 million). There was no customer that comprised more than 10% of accounts receivable as at February 28, 2018 (February 28, 2017 – one customer that comprised more than 10%). Additionally, there were no customers that comprised more than 10% of the Company’s revenue in fiscal 2018, fiscal 2017 or fiscal 2016. During fiscal 2018, the percentage of the Company’s receivable balance that was past due decreased by 5.6% compared to the fourth quarter of fiscal 2017. Although the Company actively monitors and attempts to collect on its receivables as they become due, the risk of further delays or challenges in obtaining timely payments from its carrier and distributor partners of receivables exists. The occurrence

BlackBerry Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

of such delays or challenges in obtaining timely payments could negatively impact the Company’s liquidity and financial condition.
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. During fiscal 2018, the Company did not record any other-than-temporary impairment charges related to certain cost-based investments (fiscal 2017 - $8 million).
See Note 5 to the Consolidated Financial Statements for additional information regarding the Company’s credit risk as it pertains to its foreign exchange derivative counterparties.
Disclosure Controls and Procedures and Internal Controls
Disclosure Controls and Procedures
As of February 28, 2018, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the U.S. Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of the Company’s assets that could have a material effect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of February 28, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework (2013). Based on this assessment, management believes that, as of February 28, 2018, the Company’s internal control over financial reporting was effective.
The Company’s independent auditors have issued an audit report on the Company’s internal control over financial reporting. This report is included with the Consolidated Financial Statements.
Changes in Internal Control Over Financial Reporting
During the three months ended February 28, 2018, the Company implemented additional controls as part of its preparation to adopt ASC 606, which was effective for the Company on March 1, 2018. The Company implemented new controls related to gathering information about its contracts with customers, monitoring the process of implementation, and evaluating the impact upon adoption. There were no other changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.